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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                Schedule 13G

                 Under the Securities Exchange Act of 1934

                              (Amendment No. 2)

                              MMC Networks, Inc.
                               (Name of Issuer)

                                    Common
                        (Title of Class of Securities)

                                 55308N 10 2
                                (CUSIP Number)

                                March 31, 1999
           (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 55308N 10 2
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner RCM Global Investors LLC  94-3244780

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]           (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             32,288

6 SHARED VOTING POWER           -0-

7 SOLE DISPOSITIVE POWER        51,288

8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     51,288

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.17%

12
TYPE OF REPORTING PERSON

     IA, OO

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CUSIP No. 55308N 10 2
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner RCM Global Investors
       US Holdings LLC  94-3244780

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]           (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             32,288

6 SHARED VOTING POWER           -0-

7 SOLE DISPOSITIVE POWER        51,288

8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     51,288

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.17%

12
TYPE OF REPORTING PERSON

     OO, HC

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CUSIP No. 55308N 10 2
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner Bank AG  13-2722082

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]           (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             49,488

6 SHARED VOTING POWER           -0-

7 SOLE DISPOSITIVE POWER        68,488

8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,488

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.23%

12
TYPE OF REPORTING PERSON

     BK, HC

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Item 1(a) Name of Issuer:

     MMC Networks, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     1134 E. Arques Avenue
     Sunnyvale, CA  94086

Item 2(a) Name of Person Filing:

     (i)   Dresdner RCM Global Investors LLC
     (ii)  Dresdner RCM Global Investors US Holdings LLC
     (iii) Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

     (i)   Four Embarcadero Center
           San Francisco, California  94111

     (ii)  Four Embarcadero Center
           San Francisco, California  94111

     (iii) Jurgen-Ponto-Platz 1
           60301 Frankfurt, Germany

Item 2(c) Citizenship:

     Dresdner RCM Global Investors LLC - Delaware
     Dresdner RCM Global Investors
       US Holdings LLC - Delaware
     Dresdner Bank AG - Frankfurt, Germany

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     55308N 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (i)(e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

     (ii)(g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

     (iii)(g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Exhibit A.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 1999

By /s/ Kenneth B. Weeman, Jr.
     Kenneth B. Weeman, Jr.
     In his capacity as
     Vice Chairman
     of Dresdner RCM Global
     Investors LLC,
     Vice Chairman of
     Dresdner RCM Global
     Investors US Holdings LLC,
     and as Attorney-In-Fact
     for Dresdner Bank AG

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EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a wholly owned subsidiary of Dresdner RCM US Holdings LLC ("DRCM Holdings"). Dresdner RCM Holdings, a Delaware Limited Liability Company, is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is an international banking organization headquartered in Frankfurt, Germany.

Dresdner RCM has filed this Schedule 13G pursuant to Section
240.13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 (the "Act"). DRCM Holdings and Dresdner have filed this Schedule 13G pursuant to Section 240.13d-(b)(1)(ii)(G) of the Act.

Dresdner RCM, DRCM Holdings and Dresdner are filing a joint statement on
Schedule 13G under the Act in connection with the common stock of MMC Networks, Inc.

Dresdner RCM, DRCM Holdings and Dresdner are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

April 9, 1999

By /s/ Kenneth B. Weeman, Jr.
     Kenneth B. Weeman, Jr.
     In his capacity as
     Vice Chairman
     of Dresdner RCM Global
     Investors LLC,
     Vice Chairman of
     Dresdner RCM Global
     Investors US Holdings LLC,
     and as Attorney-In-Fact
     for Dresdner Bank AG

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EXHIBIT B

                              POWER OF ATTORNEY

Dresdner Bank AG, a bank incorporated under the Laws of the Federal Republic of Germany, having its principal office at Jurgen-Ponto-Platz 1, Frankfurt am Main, Germany hereby authorizes

                              William L. Price,
                               Susan C. Gause,
                          Kenneth B. Weeman, Jr., or
                              Timothy B. Parker

each of them individually as attorney-in-fact and agent, to represent, sign, and deliver on behalf of Dresdner Bank AG, Frankfurt am Main, Schedule 13D,
Schedule 13G or Form 13F under the Securities Exchange Act of 1934, as applicable, and all such other documents and make such other declarations as the attorney-in-fact shall deem appropriate in connection with the filing of such schedules and documents with the U.S. Securities and Exchange Commission (the "SEC") or with any other necessary person or entity, and to complete such schedules or documents and to make such statements or do such acts as are necessary to effect such filing. This Power of Attorney includes the power to effect such filing on EDGAR, the SEC's Electronic Data Gathering , Analysis, and Retrieval system. This Power of Attorney is valid for any acts required to effect the above-mentioned filings and will remain valid until being revoked by Dresdner Bank AG in writing.

Frankfurt am Main, January 29, 1999

                            Dresdner Bank AG

By:  /s/ Alfred Schulze
     Alfred Schulze
Title:  Senior Manager

By: /s/ Dr. Reinhard Preusche
    Dr. Reinhard Preusche
Title: General Manager